Exhibit 99.1

ImmunoPrecise Antibodies Announces Grant of Stock Options

VICTORIA, British Columbia--(BUSINESS WIRE)--January 17, 2022--IMMUNOPRECISE ANTIBODIES LTD. (“IPA” or the “Company”) (NASDAQ: IPA) (TSXV: IPA), a leader in full-service, therapeutic antibody discovery, today announced that on January 13, 2022 its board of directors approved the grant of 15,000 stock options (the “Options”) under its stock option plan to acquire up to an aggregate of 15,000 common shares in the capital of IPA (“Common Shares”). The Options were granted to a certain officer of IPA. Each Option is exercisable for a period of six months from the date of grant at an exercise price of Cdn $8.30 per Common Share. One third of the Options granted to the officer will vest every two months from the date of grant.
ImmunoPrecise Antibodies Ltd.
ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Contacts
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com